UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                         FORM 10-SB
         GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12(b) or (g) of the Securities and
                    Exchange Act of 1934

21











                     POLYSPHERICS, INC.
   (Exact name of registrant as specified in its charter)







Nevada                                           Applied For
(State of organization) (I.R.S. Employer Identification No.)

3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 866-
2500

Securities to be registered pursuant to Section 12(b) of the
Act: None

Securities to be registered pursuant to Section 12(g) of the
                                   Act:Common Stock, $0.001
                                   par value per share
                                   Preferred Stock, $0.001
                                   par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                         Background

Polyspherics, Inc. (the "Company") is a Nevada corporation formed on September 5, 1996. Its principal place of business is located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121. The Company has no operating history other than organizational matters.

The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

On September 6, 1996, the Company issued 1,000,000 shares of its common stock to each of the five founders for services rendered or to be rendered on behalf of the Company.

                 Plan of Operation - General

The  Company's  plan is to seek, investigate  and,  if  such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has had any material discussions with any other company with respect to any acquisition for that company. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company.

Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for any stock purchase from insiders. The Company's shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than the market value, the potential of a stock sale by management will be a material factor in their decision to enter a specific transaction.

The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are excepted to be received by Management in connection with any acquisition.

The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the service of such persons.

The Company has insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related
reports  and  documents.  Nevertheless,  the  officers   and
directors of the Company have not conducted market research and are not aware of statistical data which would support
the   perceived   benefits  of  a  merger   or   acquisition
transaction for the owners of a business opportunity. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

                  Sources of Opportunities

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full-time investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

In addition, the officers and directors may have interests in other public companies with similar corporate goals, or in other private companies seeking to combine with a public company such as this Company. The officers and directors intend to conduct their search and evaluate candidates on an arms' length basis, and will disclose any interest they may have in a potential target. With respect to interests they have in other companies that may have competing goals with this Company, the officers and directors feel that there are a sufficient number of attractive targets to enable them to satisfy the goals of this and those other companies without favoring either company. There is, of course, a risk that one of the targets may end up becoming more successful than the target that combines into this Company, or that the target that combines with this Company does not achieve success. That is the type of risk, however, that an investor can reduce by diversification of his or her investment.

                 Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be able to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

                Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders. It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicated, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

The Company will not have sufficient funds to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the cost therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

                         Competition

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

                   Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Company does not intend to engage in such activities, the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

The Company intends to structure a merger or acquisition  in
such   manner   as  to  minimize  Federal  and   state   tax
consequences to the Company and to any target company.

                          Employees

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

ITEM 2    MANAGEMENT'S DISCUSSION AND ANALYSIS  OR  PLAN  OF
          OPERATION

See "DESCRIPTION OF BUSINESS" above.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company has the use of a limited amount of office space from one of the directors at no cost. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. There is no rental agreement or other cost for these services.

ITEM 4.   SECURITY  OWNERSHIP OF CERTAIN  BENEFICIAL  OWNERS
          AND MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive
officers,  and  by  all  of  the  Company's  directors   and
executive officers as a group.

Beneficial Holders of 5% or more:

Title of   Name/Address             Shares        Percentage
Class      of Owner                 Beneficially  Ownership
                                    Owned
Common     Bobby Combs              1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     Douglas Ansell           1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     Bridget Richards         1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     John Michael Eckert      1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     Lidiya Balfe             1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121

Officer and Directors:

Title of   Name/Address             Shares        Percentage
Class      of Owner                 Beneficially  Ownership
                                    Owned
Common     Bobby Combs              1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     Douglas Ansell           1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     Bridget Richards         1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     John Michael Eckert      1,000,000     20%
           3675 Pecos-McLeod,
           Suite 1400
           Las Vegas, NV 89121
Common     Officers and Directors   4,000,000     80%
           as a group (4
           Individuals)

ITEM 5.   DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,   AND
          CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

Name/Address             Age    Position
Bobby Combs              62     President / Director
3675 Pecos-McLeod,
Suite 1400
Las Vegas, NV 89121
Bridget Richards         22     Secretary / Director
3675 Pecos-McLeod,
Suite 1400
Las Vegas, NV 89121
John Michael Eckert      51     Treasurer
3675 Pecos-McLeod,
Suite 1400
Las Vegas, NV 89121
Douglas Ansell           32     Director
3675 Pecos-McLeod,
Suite 1400
Las Vegas, NV 89121

Bobby Combs; President

Mr. Bobby Combs has been a Director and President of the Company since inception, September 6, 1995.

Since October 1995, Mr. Combs has been a Director and Officer of Silvercrest International, Inc. Since March 1994, Mr. Combs has been president and majority stockholder of Par One Mortgage, Las Vegas, Nevada. From January 1994, through February 1994, he was a loan officer for Summit Capital, Las Vegas, Nevada. Since 1989, Mr. Combs has been an Officer and Director of Bobby Combs & Associates. From September 1993 through December 1993, Mr. Combs was a loan officer for Vegas Valley Mortgage. From March 1993 through August 1993, he was employed at Royal Kinfield Country Club, Las Vegas, Nevada. From September 1990 until December 1991, Mr. Combs was engaged in building and remodeling homes for Rauhut Construction, Inc., Las Vegas, Nevada, of which he was a partner. From March 1989 through August 1990, he was engaged as a salesman in the ornamental iron industry.

Bridget Richards; Secretary

Ms. Richards has been a Director and Treasurer of the Company since September 4, 1998.

Since 1997, Ms. Richards has been President and Director  of
Kaleidoscope Associates, Inc., a Nevada corporation that maintains filings and corporate records for 65 companies on average.

Additionally,  since  June  1998,  Ms.  Richards  has   been
employed by Incorp Services, Inc., a company that provides services to individuals and corporations.

From  June  1996  to  August  1997,  Ms.  Richards  provided
administrative   assistance  to  several   individuals   and
corporations as an independent contractor.

Prior  to June 1996, Ms. Richards worked independently  with
Security Mortgage maintaining all records, complete package from loan application to fund.

John Michael Eckert; Treasurer

Mr. John Michael Eckert has been the Treasurer of the Company since September 4, 1998.

Since 1992, Mr. Eckert has served as Executive Vice President of American Properties International, Inc., Las Vegas, NV where he was responsible for all plant operations including purchasing, inventory control, computer systems, processing and smelting schedules and administration. While there, he implemented the first computer system for the company, did extensive travel to Hong Kong, Tokyo, Taiwan, and Korea to set up trade shows and property exhibitions featuring U.S. real estate, and established an international on-line interactive computer network for real estate investments, portfolio planners and trading companies.

From 1988 through 1991, he was operations manager for Magic Lantern Productions, a mining company in Las Vegas, Nevada. While there, he was responsible for initial setup of corporation, writing company policies and guidelines, hired key personnel, established operating budgets, and initiated early engineering plans for mining operations in Nevada, California, and Canada.

From 1986 through 1987, he was employed as a sales engineer with Mobile Communications, Inc., Las Vegas, Nevada where he sold, installed and operated E.F. Johnson LTR Systems as well as setting up and licensing remote sites in California, Arizona, Utah, and Nevada.

In 1985, Mr. Eckert was employed by AGES Company, which was an Independent Contractor to U.S. West, a local telephone company in Tucson, Arizona. There, he worked as a supervisor, responsible for area and cable wrecking as well as the installation of fiber optic cables.

From 1984 to 1988, he worked Young Film Productions, Tucson, AZ as a Producer/Unit Production Manager and was responsible for scheduling feature film, national television commercial, and television series production for film companies shooting on location in southern Arizona and the Old Tucson Movie Studios.

From  1981 to 1983, he served as a Sales Engineer  for  E.F.
Johnson Company, Waseca, MN where performed sales and system design IMTS, ACS/Rydax, and Cellular Telephone systems to both wire line and non wire line common carriers.

From 1976 to 1980, he was employed at Mark Webb Productions,
Denver, CO where he produced numerous television commercials for Arby's Roast Beef, Coca Cola, Lincoln Mercury, and
Allstate Insurance just to name a few.

From 1964 to 1967, he served in the United States Navy. He received an honorable discharge and is a Vietnam veteran. He currently holds an FCC Radiotelephone license as well as a LVMPD Gaming Card. He is also listed in the "Who's Who in Corporate America", "Who's Who in Entertainment", and "Who's Who in International Business."

Douglas Ansell; Director

Mr. Douglas Ansell has been a director and officer of the Company since its inception on September 6, 1995.

Since June 1998, Mr. Ansell has overseen the operations and been employed by Incorp Services, Inc., a company that provides incorporation and corporate services to individuals and corporations. Additionally, he performs at the MGM Grand Hotel/Casino/Theme Park in Las Vegas, Nevada.

From May 1997 to June 1998, Mr. Ansell performed corporate services for indiduals and corporations on an independent contractor basis.

From October 1995 to May 1997, Mr. Ansell was in charge of research and development of special projects for Facade Systems, Inc., Las Vegas, Nevada where he had previously overseen the development of custom "touch screen" cash control and security applications for the casino and hospitality industries. More recently, he has focused his development efforts on the design and engineering or second-generation artificially intelligent document management applications.

Since 1981, Mr. Ansell has served in various consulting and programming capacities within the computer, entertainment ,and gaming industries including, but not limited to, consulting and software engineering for Desert Coin Corporation, Las Vegas, Nevada between February 1995 and October 1995 where his duties included the development of various cash control and anti-theft systems.

Since 1988, Mr. Ansell has been recognized within the music industry as one of the nation's top MIDI (Musical Digital
Interface) programmers as well as being highly regarded for his production and performance skills.

                   Blank Check Experience

In  addition  to the experience described above,  Mr.  Bobby
Combs is or has been an officer and/or director of a number of blank check companies.

     B-N-B Enterprises, Inc. - Treasurer from November 1994 through May 1997. He resigned as part of a merger agreement with Allwest Systems International, Inc. Mr. Combs received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received.

     Bach-Hauser - Officer and Director since October 1995.

     M-80's, Inc. - Officer and Director since May 1998.

     Professional  Mining Consultants, Inc.  -  Officer  and
       Director since 1999.

     Nevada   Stock  Transfer  Corporation  -  Officer   and
       Director since April 1987. However, this company is no longer in existence.

In  addition to the experience described above, Ms.  Bridget
Richards is or has been an officer and/or director of a number of blank check companies.

     Papoose  Properties, Inc. - Officer and Director  since
       April 1998

     Eckity First Associates, Inc. - Officer and Director since March 1998

     M-80's Inc. - Officer and Director since May 1998

     Nevada  Newcomer,  Inc. - Officer  and  Director  since
       March 1997

     Hippopotamus,  Inc. - Officer and Director since  April
       1997

     Glucose   Tech,  Inc.  -  Officer  and  Director  since
       September 1997

     Daughter  Judy, Inc. - Officer and Director since  June
       1998

     Master  Tan,  Inc. - Officer and Director  since  April
       1998

     Baby  Blue Moon, Inc. - Officer and Director since June
       1997

     Facade  Systems, Inc. - Officer and Director since June
       1997

In  addition  to  the experience described above,  Mr.  John
Michael Eckert is or has been an officer and/or director of a number of blank check companies.

     Dream  Team International - Officer and Director  since
       March 20, 1998.

     Handell-Graff,  Inc.  - Treasurer  from  November  1995
       through March 1999. He resigned as part of a merger agreement with Healthcomp Evaluation Services Corp. Mr. Eckert received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received.

     Charter  Group  International, Inc. - Officer  and/  or
       Director from November 1990 through August 1997. He resigned as part of a merger agreement with Signature Brands, Inc. Mr. Eckert received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received.

     Asian-American  International, Inc. -  Treasurer  since
       November 1994.

     Sporlox Corporation - Secretary since May 1998.

     Las  Vegas  Sports and Celebrity Hall of Fame,  Inc.  -
       Officer and/or Director since February 1991.

In  addition to the experience described above, Mr.  Douglas
Ansell is or has been a director and/or officer of a number of blank check companies.

     Austin Land & Development, Inc. - Officer and Director since September 1995.

     Austin   Land  &  Resources,  Inc.  -  Secretary   from
       September 1995 through April 1999. He resigned as part of a merger agreement with Tangible Assets Galleries, Inc. Mr. Ansell received no compensation as part of the merger, other than shares in Tangible Assets Galleries, Inc., which were granted in the same amount as all other shareholders received.

     Frozen  Assets, Inc. - Officer and Director  from  June
       1995 through March 1998. He resigned as part of a merger agreement with Growth Industries, Inc., which then merged with Fragrance Express, Inc., which then again merged with National Boston Medical, Inc. Mr. Ansell received no compensation as part of the merger, other than shares in the surviving entity, which were granted in the same amount as all other shareholders received.

     Caye Chapel, Inc. - Officer and Director from September
       1995 through October 1998. He resigned as part of a merger agreement in October 1998. Mr. Ansell received no compensation as part of the merger, other than shares in the surviving entity, which
       were   granted  in  the  same  amount  as  all  other
       shareholders received.

     Boogie  Knights, Inc. - Officer and Director since  May
       1998.

     Daughter  Judy, Inc. - Officer and Director since  June
       1998.

     Disco  Inferno, Inc. - Officer and Director  since  May
       1998.

     The  Computer Giftware Co. - Officer and Director since
       February 1996.

     Panda  Pacific, Inc. - Officer and Director  since  May
       1997.

     Austin  Underground (name changed to Saleoutlet.Com)  -
       Officer and Director since November 1994.

     Momentum Entertainment, Inc. - Officer and Director since January 1998.

     Brookshire Atlantic, Inc. - Officer and Director  since
       January 1999.

     Master Tan, Inc. - Officer and Director since September
       1998.

     K-9  Protection, Inc. - Officer and Director since July
       1996.

     Relational Concepts, Inc. - Officer and Director  since
       April 1999.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers is paid or anticipated to be paid by the Company until an acquisition is completed. On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business acquired, particularly if the Company participates in the target company by effecting a reorganization, merger, or consolidation. If any member of current management remains after effecting an acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business. That time commitment cannot be predicted prior to the acquisition. Compensation of management will be determined by the board of directors in place after the acquisition, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships or transactions to be reported.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET  FOR  COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS.

There is no current market for the Company's stock. There has been no trading in the Company's stock, therefore high and low bid quotations are not available.

There  are  5  record  owners of the  Company's  stock.  The
Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the issuances of stock made in 1996, the Registrant relied on Section 4 of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were not offered for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

ITEM 11.  DESCRIPTION OF SECURITIES.

                        Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share. Of the authorized common stock, 5,000,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                       Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.01 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefor, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

               Shares Eligible for Future Sale

Of the issued and outstanding shares, all 5,000,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 43,000 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN AND DISAGREEMENTS WITH ACCOUNTANTS  ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report of Independent Auditors, Barry L. Friedman,
            P.C., dated December 13, 1999

          Balance  Sheet  as of December 10, 1999,  December
            31, 1998, and December 31, 1997

          Statement of Operation for the period January 1, 1999, to December 10, 1999, and the two years ended December 31, 1998, and December 31, 1997.

          Statement of Stockholders' Equity

          Statement of Cash Flows for the period January  1,
            1999, to December 10, 1999, and the two years ended December 31, 1998, and December 31, 1997.

          Notes to Financial Statements

               CONSENT OF INDEPENDENT AUDITORS

                     Board of Directors
                     Polyspherics, Inc.

Las Vegas, Nevada

The firm of Barry L. Friedman, P.C., Certified Public
Accountant consents to the inclusion of their report of December 13, 1999, on the Financial Statements of
Polyspherics, Inc., as of December 10, 1999, in any filings that are necessary now or in the near future with the U.S.
Securities and Exchange Commission.

Very truly yours,



/s/ Barry L. Friedman
Barry L. Friedman
Certified Public Accountant

                INDEPENDENT AUDITORS' REPORT

Board of Directors
December 13, 1999
Polyshperics, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Polyspherics, Inc. (A Development Stage Company), as of December 10, 1999, and December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for period of January 1, 1999, to December 10, 1999, and the two years ended December 31, 1998, and December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polyspherics, Inc. (A Development Stage
Company), as of December 10, 1999, and December 31, 1998, and December 31, 1997, nd the results fo its operations and cash flows for the period January 1, 1999, to December 10, 1999, and the two years ended December 31, 1998, and December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     /s/ Barry L. Friedman
     Barry L. Friedman
     Certified Public Accountant

                        POLYSPHERICS
                (A Development Stage Company)
                        BALANCE SHEET

                                 December    December     December
                                 10, 1999    31, 1998     31, 1997
            ASSETS
CURRENT ASSETS:                  0           0            0
TOTAL CURRENT ASSETS             0           0            0
OTHER ASSETS;                    0           0            0
TOTAL OTHER ASSETS               0           0            0
TOTAL ASSETS                     0           0            0
 LIABILITIES AND STOCKHOLDERS'
            EQUITY
CURRENT LIABILITIES;
Officers Advances (Note 6)        405         270          85
TOTAL CURRENT LIABILITIES        405         270          85
STOCKHOLDERS' EQUITY;
Preferred stock, par value $.001  0
authorized 10,000,000 shares
issued and outstanding at
December 10, 1999 - None
Common stock, $0.001 par value,                            5,000
authorized 50,000,000 shares
issued and outstanding at
December 31, 1997 - 5,000,000
shs
December 31, 1998 - 5,000,000                 5,000
shs
December 10, 1999 - 5,000,000     5,000
shs
Additional paid-in Capital        0           0            0
Accumulated loss                  -5,405      -5,270       -5,085
TOTAL STOCKHOLDERS' EQUITY       -405        -270         -85
TOTAL LIABILITIES AND            0           0            0
STOCKHOLDERS' EQUITY

                     POLYSPHERICS, INC.
                (A Development Stage Company)
                   STATEMENT OF OPERATION

                 Jan. 1,      Year Ended   Year Ended    Sep. 5,
                 1999 to      Dec. 31,     Dec. 31,      1996
                 Dec. 10,     1998         1997          (inception)
                 1999                                    to Dec. 10,
                                                         1999
INCOME:

Revenue           0            0            0             0
EXPENSES:
General, Selling  135          185          0             5,405
and
Administrative
Total Expenses   135          185          0             5,405
Net Profit/Loss(--135         -185         0             -5,405
)
Net Profit/Loss  NIL          NIL          NIL           -.0011
(-) Per weighted
Share (Note 2)
Weighted average 5,000,000    5,000,000    5,000,000     5,000,000
Number of common
Shares
outstanding

See accompanying notes to financial statements & audit report

                     POLYSPHERICS, INC.
                (A Development Stage Company)
              STATEMENT OF STOCKHOLDERS' EQUITY

                     Common    Stock      Additiona  Accumulate
                     Shares    Amount     l paid-in  d Deficit
                                          Capital
Balance,             5,000,00  $5,000     0          $-5,085
December 31, 1996    0
Net loss year ended                                  0
December 31, 1997
Balance,             5,000,00  $5,000     0          $-5,085
December 31, 1997    0
Net loss year ended                                  -185
December 31, 1998
Balance,             5,000,00  $5,000     0          $5,270
December 31, 1998    0
Net Loss January 1,                                  -135
1999 to December
10, 1999
Balance,             5,000,00  $5,000     0          $-5,405
December 10, 1999    0

See accompanying notes to financial statements & audit report.

                     POLYSPHERICS, INC.
                (A Development Stage Company)
                   STATEMENT OF CASH FLOWS

                      Jan. 1,      Year Ended   Year Ended   Sep. 5,
                      1999 to      Dec. 31,     Dec. 31,     1996
                      Dec. 10,     1998         1997         (inception)
                      1999                                   to Dec. 10,
                                                             1999
Cash Flows from
Operating Activities:
Net Loss (-), Gain (+) -135         -185         0            -5,405
Issued common stock                                           +5,000
for services
Changes in Assets and
Liabilities:
Officers Advances     +135         +185         0            +405
Net cash used in      0            0            0            0
Operating Activities
Cash Flows from       0            0            0            0
Investing Activities
Cash Flows from       0            0            0            0
Financing Activities:
Net increase          0            0            0            0
(decrease) in cash
Cash, Beginning of    0            0            0            0
period
Cash, end of period   0            0            0            0
See accompanying notes to financial statements & audit report

                     POLYSPHERICS, INC.
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS
 December 10, 1999, December 31, 1998, and December 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized September 5, 1996, under the laws of the State of Nevada as Polyspherics, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

On September 6, 1996, the company issued 5,000,000 common shares of its authorized 50,000,000 common shares of $0.001 par value common stock for $5,000.00 of services.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

       1.   The Company uses the accrual method of accounting.
2. Earnings per share is computed usinmg the weighted average number of shasres of common stock outstanding.
3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquididation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital thorugh a merger with an existing operating company.

NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common stock.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

While the Company is seeking additional capital through a merger with an existing oeprating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws